

November 23, 2010

Steven M. Fusco
Chief Financial Officer
Sussex Bancorp
200 Munsonhurst Rd.
Franklin, NJ 07416

> **Re:** **Sussex Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 22, 2010**
> **File No. 1-12569**

Dear Mr. Fusco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q filed November 15, 2010

Loans and Asset Quality, page 24

1. We note that non-accrual loans increased to $22.4 million at September 30, 2010, from $17.1 million at December 31, 2009, respectively. In addition, we note that your allowance for loan losses increased to $6.0 million from $5.0 million for the comparable periods as well. In order for us to more fully understand the composition of the loans comprising this balance, please provide an analysis of the ten largest loans comprising your non-accrual loan classification at September 30, 2010, including the following information:

a. Initial loan origination date, amount and loan classification (consistent with the loan classifications contained on page 20 of your December 31, 2009, Form 10-K);

b. Date placed in nonaccrual and the reasons why, which could include the number of days past due, any information management considered in determining a change in the borrower's ability to service the loan or any other trigger events or judgment(s) used by management in changing loan classification;

c. Whether or not the loan migrated from a loans 90 days past due and accruing or troubled debt restructured status and the detailed reasons why (including the detailed information requested in the above bullet point);

d. Amount and date loan placed in nonaccrual status, specific allowances set aside for these individual loans and how you determined them including any partial charge-offs taken at the time of this reclassification and whether or not specific allowances had been previously set aside or new provisions were taken at the time of partial charge-off and the reasons why; and

e. Date and findings of latest appraisal, including whether or not management made any periodic or one-time adjustment(s) to appraised value (if applicable) to reflect potential outdated appraisals or changes to specific local or overall market conditions.

As a related matter, please provide in your response letter and revise future filings to include your detailed appraisal policy, including any particular features or nuances by loan classification. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses, the allocation of the allowance for loan losses and whether or not you make any periodic or one-time adjustments and the reasons why, if applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or me at 202-551-3492 if you have questions regarding our comments.

Sincerely,

John Nolan
Senior Assistant Chief Accountant